September 13, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:                             CHS Inc. (the “Company”)

Registration Statement on Form S-1 (SEC File No. 333-190019)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as the representatives of the underwriters (the “Representatives”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time on September 17, 2013, or as soon thereafter as possible, pursuant to Rule 430A.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ William D. Hobbs
Name: William D. Hobbs,
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Kevin Smith
Name: Kevin Smith
Title: Managing Director

As Representatives of the several underwriters

(CHS Inc. — Underwriters’ Acceleration Request)